STANDARD MOTOR PRODUCTS, INC.
                              37-18 Northern Blvd.
                           Long Island City, NY 11101

                                October 25, 2007

Ms. Stephanie Hunsaker
Associate Chief Accountant
Division of Corporate Finance, Mail Stop 5546
United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:      Standard Motor Products, Inc. ("SMP" or "the Company")
         ANNUAL REPORTS ON FORM 10-K FOR THE YEARS ENDED 2005 AND 2006

Dear Ms. Hunsaker:

We are writing to seek the approval of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") of our request to obtain a waiver of the requirement to furnish separate audited or unaudited financial statements for each 50 percent or less owned entity pursuant to Rule 3-09 of Regulation S-X in the Company's Annual Report on Form 10-K for the years ended December 31, 2005, 2006 and 2007. We are also requesting a waiver of the requirement to provide summarized financial data pursuant to Rule 4-08(g) of Regulation S-X in the Company's Annual Report on Form 10-K for the year ended December 31, 2005.

As of December 31, 2005, SMP held an equity interest in five separate joint ventures, two of which, based upon the income test within the definition of "significant subsidiary" (Rule 1-02(w)(3) of Regulation S-X), exceeded the 20% threshold for determination of whether separate audited financial statements are required to be filed with respect to such joint ventures (Refer to the attached Exhibit A).

In the course of its review of SMP's Annual Report on Form 10-K for the year ended December 31, 2006, the Staff inquired as to how we had considered the requirements of Rules 3-09 and 4-08(g) of Regulation S-X related to each of our joint ventures for the periods covered by our filing. Through our discussions with the Staff, we explained that we had believed that we were below the required disclosure thresholds for joint ventures based on our interpretation of ADRP Topic Two ID1a, which we originally understood as precluding the income averaging rule in loss years strictly in the case of Rule 3-05 of Regulation S-X. However, based on the Staff's comments, we agree with the Staff's interpretation of calculating the thresholds enumerated under the Rules which preclude the use of the averaging computational rule in a loss year for the purposes of Rules 3-09 and 4-08(g) of Regulation S-X. Without the availability of the 5 year averaging rule, the requirements for financial statement inclusion and additional note disclosure under Rules 3-09 and 4-08(g) of Regulation S-X were triggered for the year ended 2005 for certain of the Company's joint ventures. Please see Exhibit A for the revised calculation demonstrating how the inclusion requirement was triggered in 2005.

To provide additional background information and to facilitate your assessment of our request, we have included a discussion below of the relevant facts and circumstances surrounding the joint ventures for which we seek the Staff's waiver to furnish separate financial statements:

o Please refer to Exhibit A, which summarizes the financial information of the Company and each of its equity investments in the determination of the income test within the definition of a "significant subsidiary" (Rule 1-02(w)(3) of Regulation S-X). Please note that the joint ventures were not found to be significant in the determination of the investment test within the definition of a "significant subsidiary" (Rule 1-02 (w)(1) of Regulation S-X for the period 2001 to 2006).

o Please refer to Exhibit B, which breaks out the 2005 and 2006 financial information of the Company and each of its equity investments. This represents the type of information required to be disclosed pursuant to Rule 4-08(g) of Regulation S-X.

o    BLUE STREAK ELECTRONICS, LTD ("BSE")

     Since established in 1992, SMP has maintained a 50% ownership interest in this joint venture. The joint venture remanufactures on-board computers for the automobile aftermarket. The headquarters and manufacturing facility of BSE are located in Canada. BSE has the same fiscal year end as SMP, which is December 31, and its financial statements are not audited. In 2005, BSE was significant at 35%, whereas for all other years presented (2001 through 2004, and 2006) BSE was not significant. As shown in Exhibit A, between 2001 and 2006, our share of BSE's pre-tax annual income has varied by no more than approximately $300,000, ranging between $307,000 and $587,000.

o    TESTAR, LTD. ("TESTAR")

     Since established in 1995, SMP has maintained a 50% ownership interest in this joint venture. The headquarters and manufacturing facility of Testar are located in Israel. The joint venture produces software products for use in on-board computers for the automobile aftermarket. The joint venture has a fiscal year end of December 31 and is not audited by the Company's independent accountants, but rather by a different firm pursuant to local accounting and auditing standards. In 2005, Testar was significant at 26%, whereas for all other years presented (2001 through 2004, and 2006) Testar was not significant. As shown in Exhibit A between 2001 and 2006, our share of Testar's pre-tax annual income has varied by no more than approximately $250,000, ranging between $188,000 and $421,000.

The Company respectfully requests that the Staff grant relief from the requirement to file separate audited financial statements of the aforementioned equity investments in the Company's Annual Report on Form 10-K for the year ended 2005 in accordance with Rule 3-09(a) of Regulation S-X, as well as from including unaudited financial statements in its Annual Report on Form 10-K filings for the two succeeding years 2006 and 2007. We are also requesting that the Staff grant relief from the disclosure requirements provided under Rule 4-08(g) of Regulation S-X for the Company's Annual Report on Form 10-K for the year ended December 31, 2005. The reasons for such requests are as follows:

     a) Except for fiscal year 2005, our joint ventures have not triggered the full financial statement filing requirements of Rule 3-09 of Regulation S-X, nor the financial information disclosure requirements of Rule 4-08(g) of Regulation S-X. As mentioned above, over a 6 year period, the variability in our share of the results of each of BSE and Testar was between $250,000 and $300,000. Furthermore, the Company does not expect that any of its joint ventures will rise to significance under the above-noted Rules in the foreseeable future. As the results of the joint ventures have been very stable and not material to SMP in absolute terms since inception, we respectfully submit to the Staff that the addition of financial statements would not add useful information to our filings (see Exhibit B).

     b) During the Company's 2005 fiscal year, while there had not been a significant change in the results of our joint ventures, the "greater than 20%" inclusion threshold was triggered under subsection (3) of Rule 1-02(w) of Regulation S-X (the "income test"), due to the Company's unusually small loss from continuing operations in that year. This loss was driven mainly by a unique significant adverse impact to our gross profit (over $10 million reduction) resulting from the integration of the largest acquisition in SMP's history which had occurred 18 months prior. Please note that this issue was resolved in 2006 where we returned to a more traditional level of gross profit.

     c) Included in the Company's loss from continuing operations for the 2005 fiscal year was a one-time curtailment gain for new participation restrictions to its post retirement plans, with a favorable impact of about $4.0 million. Without this one-time curtailment gain, the Company's consolidated loss would have been $5.4 million and, as such, would not have triggered the "greater than 20%" threshold under subsection (3) of Rule 1-02(w) of Regulation S-X (the "income test") for any of its joint ventures since equity income of BSE and Testar would be 9.2% and 6.7%, respectively, of the Company's adjusted pre-tax consolidated loss. We respectively bring to the attention of the Staff that strict application of the rules results in a requirement that is unreasonable given that subsection (3) of Rule 1-02(w) of Regulation S-X has not been triggered for any of the Company's joint venture investments in any of the six years from 2001 through 2006 except for 2005 and as a result of a one-time curtailment gain. Furthermore, please note that the curtailment gain is not an event that will likely occur in the future, nor has it happened in the past.

     d) Given the significant fluctuations in SMP's internal operating result components, and given the stability and small results of our joint ventures, we respectfully submit that the joint ventures, individually, did not have a measurable impact on the fluctuations of SMP's consolidated results and that adding the separate financial statements of BSE and Testar would not in and of itself, measurably improve the understanding of our financial statements for the periods concerned.

     e) As mentioned, since the Company generated a loss from continuing operations in 2005, the Company was prohibited from applying the five-year income averaging method in computing the income test. Had the Company been able to use the five-year income averaging method, the 20% significance threshold would not have been exceeded for any of the aforementioned equity investments. As a point of reference, the Company would have generated positive income, thus availing itself of the averaging rule, had it generated a mere $348,000 of additional pre-tax income, which is 0.2 of 1% of our gross profit in 2005.

     f) The Company will provide the required aggregate summarized financial information of its equity investments as prescribed by Rule 4-08(g) of Regulation S-X in a footnote to its amended Annual Report on Form 10-K for 2006 and for its upcoming Annual Report on Form 10-K for the year ended December 31, 2007. In addition, we propose to expand the disclosure of such note, breaking out the information for BSE and Testar individually as set out in the attached Exhibit B in satisfaction of the Rule 3-09 requirement to present separate financial statements of each joint venture. We believe this specific disclosure for BSE and Testar provides the readers of SMP's financial statements more meaningful information than a full set of financial statements, particularly given the unusual circumstances leading to the significance threshold exceeding 20% in 2005. As Exhibit B shows, except for the pre-tax income threshold as previously discussed, all of the other summarized financial data are no greater than 2% of the corresponding amounts of SMP. Inclusion of separate financial statements for BSE and Testar under the circumstances may be more confusing to the reader given their relative insignificance to SMP.

     g) The Company believes obtaining full audited financial statements pursuant to Rule 3-09 of Regulation S-X and amending its prior filings to include the disclosure required by Rule 4-08(g) of Regulation S-X, will result in undue difficulty and considerable expense while providing little additional useful information in our filings. As described above, the Company's independent accountants do not audit our joint ventures. The increased scope requirements, along with the need to present the financial statements in accordance with US GAAP and, in some cases, translate them to English, will result in additional costs to the joint venture companies and to the Company.

In summary, the Company understands that it technically meets the requirements of Rule 3-09 of Regulation S-X to furnish separate audited financial statements in the Company's Annual Report on Form 10-K for 2005 and unaudited statements in its Annual Report on Form 10-K for 2006 and 2007. Furthermore, the Company recognizes that is also meets to the requirements to provide the summarized financial data under Rule 4-08(g) of Regulation S-X in its annual financial statements for the above-mentioned years. However, given the fact patterns presented above, we respectively request the Staff consider the additional cost and administrative burden on the Company to comply with the Rules, and consider our view of the limited utility to the investing public of providing the audited financial statements and separate disclosures of BSE and Testar. As mentioned earlier, in satisfaction of the rules, we propose to expand our financial information disclosure under Rule 4-08(g) of Regulation S-X in our amended 2006 Annual Report on Form 10-K, currently under review, as well as in our upcoming 2007 Annual Report on Form 10-K. Therefore, we respectfully request the Staff's approval with our request to obtain a waiver from the requirements to file separate audited financial statements for BSE and Testar for the year ended 2005, as well as unaudited financial statements in its filings for the two succeeding years 2006 and 2007, and from the requirements to disclose financial information in accordance with Rule 4-08(g) of Regulation S-X for 2005.

The Company would like to bring to the Staff's attention that it undertakes to appropriately apply the requirements of the rules addressed in the foregoing should the circumstances dictate their applicability in the future. As mentioned earlier, we do not expect that the rules will be triggered in the near future.

Please contact the undersigned or Carmine Broccole, our Vice President General Counsel, or Luc Gregoire, our Corporate Controller, at 718-392-0200, if you have any questions regarding this matter.

                                             Very truly yours,


                                             /s/ James J. Burke
                                             ------------------
                                             Chief Financial Officer and
                                             Vice President Finance


cc:  Mr. Kevin Vaughn, Branch Chief - SEC / Mailstop 6010
     Mr. Martin James, Senior Assistant Chief Accountant - SEC / Mailstop 6010 Mrs. Tara Harkins, Staff Accountant - SEC / Mailstop 6010
     Mrs. Mary Ropes, Grant Thornton


                                                                                                                           Exhibit A
                                                           Standard Motor Products, Inc.
                                                               Rule 3-09 Summary
                                                     --------------------------------------

                                                 2001*           2002         2003           2004*           2005             2006
                                             -----------   -------------  -------------   ------------   ---------------  ---------
Consolidated income before tax*                 $ 523         $ 14,171      $ 1,954        $ (13,333)      $(1,405)        $ 15,657

Averaging rule where applicable                10,300                         8,345



          BSE                                 565   5%         587  4%      459  5.5%       472   -4%      498  -35%        307   2%
          Testar                              313   3%         308  2%      394  4.7%       421   -3%      364  -26%        188   1%
          Valeo                               (67) -1%         (91)-1%     (283)  -3%         6    0%      181  -13%        455   3%
          Iberia                                -   0%        (121)-1%     (240)  -3%       (61)   0%     (102)   7%        (63)  0%
          BSE - EUROPE                         58   1%           -  0%     (273)  -3%       (85)   1%        -    0%         28   0%
          Wu Han                              (25)  0%        (383)-3%      (30)   0%         -    0%        -    0%          -   0%
          Other                                 -   0%          52  0%        -    0%         -    0%       15   -1%          -   0%

Individually > 20% triggers 3-09?             No-all         No-all         No-all          No-all        Yes: BSE,          No-all
                                                                                                           Testar
Aggregation of incomes or losses
  > 10% = Rule 4-08(g) met?
          Aggregation of JV's With Income       No   9%       No   6%       No  10%         No  7%        Yes  75%         No   6%
          Aggregation of JV's With Losses       No   1%       No   5%       No  9%          No  1%         No  7%          No   0%
                                             -----------   -------------  -------------   ------------   ---------------  ---------


          * Before extraordinary income or loss
          Per computational rule, equity income added back when consolidated loss vs. equity income and vice versa


          -----------------------------------        -----------------------------
          Averaging 2001                             Averaging 2003
          ---------------------                      -----------------

              2001       $ 523                               2003        $ 1,954
              2000      13,116                               2002         14,171
              1999      12,029                               2001            456
              1998      25,834                               2000         13,116
              1997 A        --                               1999         12,029
                      ---------                                         ---------
          average     $ 10,300                       average             $ 8,345
                      ---------                                         ---------

                      A=Loss
          -----------------------------------        -----------------------------

                                                                                                                    Exhibit B

                                                            Standard Motor Products, Inc.
                                                                 Rule 4-08 Disclosure

                                                                       2005
                                                                      (000's)
                                                                                                                          SMP
                           BSE                Testar             Valeo          Iberica              Total JV'S        Consolidated
                           --------------    ------------      -------------    ---------------      -------------     ------------

Rule 1-02 (bb) (1) (i)
Current assets              5,665     1%      1,078    0%       2,026    0%      1,820       0%      10,588     2%         455,690
Non-current assets          2,634     1%         11    0%         186    0%        172       0%       3,003     2%         197,354
Current liabilities         1,800     1%        113    0%       1,521    1%        582       0%       4,017     1%         285,922
Non-current liabilities     2,554     1%         22    0%         581    0%      1,470       1%       4,627     3%         181,415

Rule 1-02 (bb) (1) (ii)
Net sales                   8,540     1%      1,389    0%       2,841    0%      2,075       0%      14,845     2%         830,413
Gross Profit                4,462     2%      1,013    1%         369    0%       (366)      0%       5,478     3%         185,980
Income from continuing
  operations                  968   -55%        893  -50%         352  -20%       (383)     22%       1,830  -103%          (1,770)
Net Income                    968   -27%        893  -25%         352  -10%       (383)     11%       1,830   -52%          (3,545)



                                                                       2006
                                                                     (000's)
                                                                                                                            SMP
                           BSE                Testar             Valeo          Iberica              Total JV'S        Consolidated
                           --------------    ------------      -------------    ---------------      -------------     ------------

Rule 1-02 (bb) (1) (i)
Current assets              5,223     1%        213    0%       3,088    1%      1,921       0%      10,444     2%         461,838
Non-current assets          2,661     1%          7    0%         224    0%         36       0%       2,928     2%         178,254
Current liabilities         1,412     1%         69    0%       1,595    1%        678       0%       3,754     1%         278,525
Non-current liabilities     2,443     1%         42    0%         644    0%        949       1%       4,079     2%         170,868

Rule 1-02 (bb) (1) (ii)
Net sales                   7,563     1%        520    0%       4,240    1%      1,932       0%      14,255     2%         812,024
Gross Profit                3,318     2%        147    0%         899    0%        588       0%       4,952     2%         205,220
Income from continuing
  operations                  688     8%         66    1%         904   10%       (113)     -1%       1,545    17%           9,163
Net Income                    688     7%         66    1%         904   10%        342       4%       2,000    21%           9,411
